BP

05037419

BP 3/8

[UNI]TED STATES
[SECURITIES AND E]XCHANGE COMMISSION
[Washing]ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH. D.C.

SEC FILE NUMBER
8-51527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. Gilboy & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1936 Weddington Road
(No. and Street)

Matthews (City) NC (State) 28104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debra A. Gilboy 704-844-8665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd., Suite 516, Charlotte, NC 28211
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra A. Gilboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P. R. Gilboy & Associates, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET A. O'CONNOR
NOTARY PUBLIC
UNION COUNTY, N.C.
MY COMMISSION EXPIRES Oct 22, 2008

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P. R. GILBOY & ASSOCIATES, INC.

Financial Report

Year Ended December 31, 2004

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTAL REPORT ON INTERNAL CONTROL	9
SUPPLEMENTAL SCHEDULES	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
P. R. Gilboy & Associates, Inc.
Weddington, North Carolina

We have audited the accompanying statement of financial condition of P. R. Gilboy & Associates, Inc., as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P. R. Gilboy & Associates, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, on pages 11 to 13, inclusive, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

January 14, 2005

SouthPark Office:
6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

Uptown Office:
3600 Bank of America Plaza
101 South Tryon Street, Charlotte, NC 28280-0011
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com

A Member of Moores Rowland International
An association of independent accounting firms throughout the world.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS	
Cash	$ 42,832
Cash held by clearing agent	100,091
Investments in securities:	
Marketable, at market value	710,429
Not readily marketable, at estimated fair value	20,100
Bond trading account	708,115
Property and equipment, net	82,338
Security deposit	1,673
	$ 1,665,578
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable	$ 5,990
Bond trading liability	708,115
TOTAL LIABILITIES	714,105
STOCKHOLDERS' EQUITY	
Common stock, $1 par value	
Authorized - 100,000 shares	
Issued and outstanding - 1,000 shares	1,000
Additional paid-in capital	796,212
Retained earnings	154,261
	951,473
	$ 1,665,578

See accompanying notes.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2004

INCOME		
Trading profits		$ 476,654
Unrealized gains on investment in securities		25,904
Interest and dividends		48,877
Other		324
	TOTAL INCOME	551,759
EXPENSES		
Employee compensation and benefits		303,457
Communications and data processing		50,344
Occupancy		24,354
Travel, entertainment and meals		29,022
Trading expenses		99,160
Other operating expenses		39,751
	TOTAL EXPENSES	546,088
	NET INCOME	$ 5,671

See accompanying notes.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2003	$ 1,000	$ 741,212	$ 148,590	$ 890,802
Capital contribution	-	55,000	-	55,000
Net income	-	-	5,671	5,671
Balances, December 31, 2004	$ 1,000	$ 796,212	$ 154,261	$ 951,473

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,671
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	8,414
Unrealized gains on investment in securities	(25,904)
Changes in operating assets and liabilities:	
Increase in cash held by clearing agent	(52)
Increase in accounts payable	3,399
Decrease in accrued retirement plan contribution	(14,289)
NET CASH USED BY OPERATING ACTIVITIES	(22,761)
CASH FLOWS FROM INVESTING ACTIVITIES	
Equipment purchases	(66,280)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	55,000
NET DECREASE IN CASH	(34,041)
CASH, BEGINNING	76,873
CASH, ENDING	$ 42,832

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

P. R. Gilboy & Associates, Inc. (the "Company") operates in Weddington, North Carolina buying and selling fixed-income securities, primarily to institutional investors. The Company is incorporated under the laws of the state of North Carolina and is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

Securities Transactions

Securities transactions and related gains and losses were recorded on a trade-date basis.

Marketable securities consist of common stock and are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

The investment in the common stock of one company constitutes approximately 80% of the total investment in securities.

Property and Equipment

Depreciation is provided on a straight-line basis using estimated useful lives which range from five to ten years.

Income Taxes

The Company has elected to be treated as an S corporation as defined in the Internal Revenue Code. As an S corporation, the Company pays no federal or state income taxes as such taxes become the obligation of the stockholders. Accordingly, the accompanying financial statements do not provide for federal or state income taxes.

Use of Estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of NASD, the Company is subject to the SEC's Uniform Net Capital Rule which requires the maintenance of minimum net capital. The Company does not carry customer accounts and therefore is required to have minimum net capital (as defined) of $100,000. Net capital at December 31, 2004 was $631,789.

NOTE C – BOND TRADING ACCOUNT

Bonds are purchased and sold through a trading account with one clearinghouse. The bonds are carried at cost and are offset by a corresponding trading liability. The bond trading liability is collateralized by all assets of the Company.

NOTE D – PROPERTY AND EQUIPMENT

At December 31, 2004 property and equipment consist of the following:

Office equipment	$ 21,016
Vehicle	92,010
	113,026
Less accumulated depreciation	30,688
	$ 82,338

NOTE E – LEASE OBLIGATION

The Company occupies office space pursuant to a five-year operating lease agreement that ends during 2005. The Company intends to enter into a new lease agreement for the same office space during 2005. Future minimum rental payments due under this lease at December 31, 2004 are as follows:

Year Ending December 31, 2005	$ 3,765

Rental expense for the year ended December 31, 2004 was $22,528.

NOTE F – RETIREMENT PLAN

After a full year of employment, employees are eligible for employer contributions to the Company's SEP retirement plan. The Company made no contributions to the plan during the year ended December 31, 2004.

NOTE G – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading activities with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTAL SCHEDULES

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors
P. R. Gilboy & Associates, Inc.
Weddington, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of P. R. Gilboy & Associates, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SouthPark Office:
6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

Uptown Office:
3600 Bank of America Plaza
101 South Tryon Street, Charlotte, NC 28280-0011
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com

A Member of
Moores Rowland International
An association of independent accounting firms throughout the world.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

January 14, 2005

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Total stockholders' equity	$ 951,473
Deductions and/or changes	
Nonallowable assets:	
Securities not readily marketable	20,100
Property and equipment, net	82,338
Security deposit	1,673
	104,111
Net capital before haircuts on securities positions	847,362
Haircuts on securities:	
Trading and investment securities	144,337
Undue concentration	71,236
	215,573
Net Capital	$ 631,789
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 5,990
Minimum net capital requirement	$ 100,000
Excess net capital 1500%	$ 531,789
Excess net capital at 1000%	$ 631,190
Ratio of aggregate indebtedness to net capital	3%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31 2004):	
Net capital as reported in Part II of FOCUS report	$ 631,789
Audit adjustments	-
Net capital per above	$ 631,789

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

P. R. Gilboy & Associates, Inc. did not carry any balances for customers as of December 31, 2004 or at any time during the year from January 1, 2004 through December 31, 2004 and is therefore exempt from this computation requirement.

P. R. Gilboy & Associates, Inc. did not hold any fully paid or excess margin securities for customers as of December 31, 2004 or at any time during the year from January 1, 2004 through December 31, 2004 and this requirement for information is therefore not applicable.